NEWS RELEASE
BROOKFIELD CONSORTIUM COMPLETES
ACQUISITION OF O&Y PROPERTIES
Takes Up O&Y REIT Limited Voting Units
Tendered to Takeover Bid
For Immediate Release
TORONTO, October 21, 2005 — Brookfield Properties Corporation (“Brookfield Properties”) (BPO:NYSE,TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX) today announced that the Brookfield Consortium has successfully completed the acquisition of O&Y Properties through a newly-formed company owned by the Brookfield Consortium (“Newco”). The Consortium, which consists of BPO Properties and its institutional partners, the CPP Investment Board and Arca Investments Inc., acquired all the issued and outstanding common shares of O&Y Properties for C$12.72 per share in cash. O&Y Properties’ shareholders should receive their entitled payments next week.
The Consortium also confirmed that Newco has taken up an aggregate of 30,327,053 limited voting units of O&Y REIT, which were validly deposited under its take-over bid (the “Offer”) for O&Y REIT, representing 86.6% of the outstanding limited voting units other than those owned by O&Y Properties. Unitholders who tendered their units to the Offer should receive their entitled payments under the Offer next week.
“On behalf of our Consortium, I would like to thank the shareholders, unitholders, management and employees of O&Y Properties and O&Y REIT for their contributions to the success of this acquisition,” said Ric Clark, President & CEO of Brookfield Properties. “We are very proud to be the new owners of the landmark First Canadian Place, and we look forward to completing our acquisition of 100% of O&Y REIT in the coming weeks.”
Subsequent Acquisition Transaction
The Consortium intends to cause O&Y REIT to effect a subsequent acquisition transaction whereby all issued and outstanding limited voting units of O&Y REIT will be redeemed for C$16.25 per unit in cash. A special meeting of O&Y REIT unitholders to approve the subsequent acquisition transaction has been scheduled for November 28, 2005.

The limited voting units acquired under the Offer will be voted in favour of the subsequent acquisition transaction thereby ensuring that it will be approved.
*****
Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 49 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is interlisted on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 18 commercial properties and development sites totaling 17 million square feet, including landmark properties such as the Exchange Tower, home of the Toronto Stock Exchange and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contacts:
Brookfield Properties and BPO Properties:
Melissa Coley
VP, Investor Relations and Communications
Tel: 212-417-7215
Email: mcoley@brookfieldproperties.com
***********
Cautionary Statement Regarding Forward Looking Statements
Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the companies to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies 40-F filed with the Securities and Exchange Commission. The companies undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.